Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Hasbro, Inc. Retirement Savings Plan
We consent to the incorporation by reference in the registration statement (No. 333‑34282) on Form S-8 of Hasbro, Inc. of our report dated June 27, 2019, with respect to the statements of net assets available for plan benefits of Hasbro, Inc. Retirement Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes, (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Hasbro, Inc. Retirement Savings Plan.

/s/ KPMG LLP
Providence, Rhode Island
June 27, 2019